Exhibit 99.3

PRESS RELEASE

AC Immune Reports Third Quarter 2024 Financial Results and
Provides a Corporate Update

●	ACI-7104.056 VacSYn Phase 2 trial in Parkinson’s disease (PD) on track to report interim safety and immunogenicity data
●	Prescreening rate for Phase 2b ReTain trial of JNJ-2056 (ACI-35.030) in Alzheimer’s disease (AD) triggered CHF 24.6 million milestone under agreement
●	JNJ-2056 received Fast Track designation from the U.S. FDA
●	Cash of CHF 157.9 million at the end of September, plus the CHF 24.6 million milestone payment received in October, provides runway into 2027

Lausanne, Switzerland, November 5, 2024 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today reported results for the quarter ended September 30, 2024, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune has continued to make great strides in our pipeline programs and partnerships throughout the third quarter and recent months. We are particularly excited about the recognition received for ACI-35.030 from both our partner Janssen, in the form of a CHF 24.6 million milestone payment, and the U.S. Food and Drug Administration (FDA), in the form of Fast Track designation for JNJ-2056, and that the first patient has been dosed in the ReTain trial. These milestones and the high level of patient and investigator enthusiasm fueling the rapid rate of prescreening for Retain, further highlight ACI-35.030’s unique potential to prevent or slow progression in pre-symptomatic Alzheimer’s disease. We are eagerly anticipating reporting in the coming weeks the interim safety and immunogenicity data from the Phase 2 VacSYn study of ACI-7104.056 for the treatment of early PD, as we move towards establishing clinical proof of concept with this active immunotherapy. Overall, this quarter has seen important incremental progress towards our overarching goal of shifting the treatment paradigm of neurodegenerative diseases towards precision medicine and disease prevention. We are now looking forward to a number of potentially transformational value inflection points in the future.”

Anticipated 2024 Milestones

ACI-24.060 anti-Abeta active immunotherapy	● ABATE Phase 2 trial in AD remains on track with enrollment expectations
ACI-7104.056 anti-a-syn active immunotherapy	● On track to report interim safety and immunogenicity from VacSYn Phase 2 trial by year end 2024
TDP-43-PET tracer	● Phase 1 initiation expected by year end 2024
ACI-15916 a-syn-PET tracer	● IND-enabling studies in PD expected to be completed by year end 2024

Q3 2024 and Subsequent Highlights

◾	The Phase 2 VacSYn clinical trial of ACI-7104.056 in PD is progressing well with over 30 patients randomized in Part 1 of the study. We are on track to report the first interim safety and immunogenicity data from the trial.
◾	AC Immune achieved the second ReTain-related milestone payment (CHF 24.6 million) under its agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company. The payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030 (JNJ-2056) to treat preclinical (pre-symptomatic) AD. ACI-35.030 has been shown in Phase 1b/2a clinical testing to induce an antibody response targeting pathologic phosphorylated Tau, while sparing normal physiologic forms of Tau.
o	ReTain-related milestone payments now total CHF 40 million, including the first milestone payment earned in December 2023.
o	JNJ-2056 received Fast Track designation from the FDA for AD in July 2024.
◾	AC Immune’s partner Life Molecular Imaging (LMI) received Fast Track Designation for the partners’ Tau positron emission tomography (PET) diagnostic, [18F] PI-2620, from the FDA in AD, progressive supranuclear palsy (PSP), and corticobasal degeneration (CBD).
o	PI-2620 has demonstrated robust brain uptake and fast wash-out in non-target regions, a broad imaging window between 30- and 90-minutes post-injection for AD, and excellent reproducibility between test and retest scans.
◾	AC Immune’s preclinical results were featured in multiple presentations at the Alzheimer’s Association International Conference (AAIC) 2024:
o	A new class of neurodegenerative disease-fighting drugs: morADC (Morphomer®-antibody drug conjugates), presented by M. Derouazi, PhD (CSO of ACIU), featured data from the proprietary morADC platform. Results demonstrated the ability of morADCs to penetrate the blood brain barrier in vivo and produce potent catalytic activity in vitro compared to the parental monoclonal antibody or small molecule alone.
o	Active immunotherapy, ACI-24.060, induces anti-Abeta antibodies with binding profiles mirroring clinically validated monoclonal antibodies, presented by E. Fiorini, PhD (ACIU), featured results from non-human primates showing that ACI-24.060 induced antibody responses with preferential oligomeric Abeta binding as compared to monomeric Abeta.
o	Discovery and preclinical development of [18F]ACI-19626, a first-in-class TDP-43 PET tracer, presented by T. Seredenina, PhD (ACIU), described the selection of [18F]ACI-19626 as a potential PET tracer for detection and monitoring progression of TDP-43 aggregates.

Analysis of Financial Statements for the Quarter Ended September 30, 2024

◾	Cash Position: The Company had a total cash balance of CHF 157.9 million (CHF 103.1 million as of December 31, 2023), composed of CHF 32.4 million in cash and cash equivalents and CHF 125.5 million in short-term financial assets. The Company’s cash balance plus the second ReTain-related milestone payment of CHF 24.6 million, received in October 2024, provides sufficient capital resources into 2027, assuming no other milestones.
◾	Contract Revenues: The Company recorded CHF 25.5 million in contract revenues for the three months ended September 30, 2024, compared to nil in the comparable prior period. For the three months ended September 30, 2024, our contract revenues of CHF 25.5 million were related to:
o	the recognition of the second ReTain-related milestone payment of CHF 24.6 million under the agreement with Janssen. This milestone payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030 to treat preclinical AD; and

o	the efforts made under the agreement with Takeda.
◾	R&D Expenditures: R&D expenses for the three months ended September 30, 2024, were CHF 14.5 million compared to CHF 12.4 million in the comparable period in 2023. The increase was due mainly to higher clinical expenses, driven by the expansion of the ABATE study in our ACI-24.060 active immunotherapy.
◾	G&A Expenditures: For the three months ended September 30, 2024, G&A increased by CHF 0.3 million to CHF 3.8 million, mostly due to an increase in salaries and related costs, primarily due to new hires and higher expenses from equity awards granted in 2024, which have a higher fair value.
◾	Other Operating Income: The Company recognized less than CHF 0.1 million in grant income from Target ALS grants.
◾	IFRS Income/Loss for the Period: The Company reported a net income after taxes of CHF 5.5 million for the three months ended September 30, 2024, compared with a net loss of CHF 15.1 million for the comparable period in 2023.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features sixteen therapeutic and diagnostic programs, including five in Phase 2 development and one in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

AC Immune Gary Waanders, Ph.D., MBA Senior Vice President Investor Relations & Corporate Communications Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Christina Tartaglia Precision AQ Phone: +1 332 322 7430 Email: christina.tartaglia@precisionaq.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	September 30,	December 31,
	2024	2023
Assets
Non-current assets
Property, plant and equipment	2,736	3,376
Right-of-use assets	3,091	3,508
Intangible asset	50,416	50,416
Long-term financial assets	415	361
Total non-current assets	56,658	57,661
Current assets
Prepaid expenses	3,446	6,437
Accrued income	780	246
Other current receivables	869	622
Accounts receivable	24,600	14,800
Short-term financial assets	125,478	24,554
Cash and cash equivalents	32,417	78,494
Total current assets	187,590	125,153
Total assets	244,248	182,814

Shareholders' equity and liabilities
Shareholders’ equity
Share capital	2,218	2,089
Share premium	477,126	474,907
Treasury shares	(218)	(105)
Currency translation differences	(24)	(51)
Accumulated losses	(348,937)	(316,197)
Total shareholders’ equity	130,165	160,643

Non-current liabilities
Long-term deferred contract revenue	4,790	—
Long-term lease liabilities	2,389	2,825
Net employee defined benefit liabilities	5,917	5,770
Total non-current liabilities	13,096	8,595

Current liabilities
Trade and other payables	1,416	1,679
Accrued expenses	12,899	11,087
Short-term deferred income	16	138
Short-term deferred contract revenue	85,962	—
Short-term lease liabilities	694	672
Total current liabilities	100,987	13,576
Total liabilities	114,083	22,171
Total shareholders’ equity and liabilities	244,248	182,814

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2024	2023	2024	2023
Revenue
Contract revenues	25,485	—	26,172	—
Total revenue	25,485	—	26,172	—

Operating expenses
Research & development expenses	(14,482)	(12,407)	(46,785)	(39,962)
General & administrative expenses	(3,753)	(3,465)	(13,275)	(11,252)
Other operating income/(expense), net	19	406	128	1,131
Total operating expenses	(18,216)	(15,466)	(59,932)	(50,083)
Operating income/(loss)	7,269	(15,466)	(33,760)	(50,083)

Financial income	939	285	2,307	753
Financial expense	(33)	(26)	(103)	(150)
Exchange differences	(2,672)	67	(3,563)	—
Finance result, net	(1,766)	326	(1,359)	603

Income/(loss) before tax	5,503	(15,140)	(35,119)	(49,480)
Income tax expense	—	(3)	—	(9)
Income/(loss) for the period	5,503	(15,143)	(35,119)	(49,489)

Earnings/(loss) per share:
Basic income/(loss) for the period attributable to equity holders	0.06	(0.18)	(0.35)	(0.59)
Diluted income/(loss) for the period attributable to equity holders	0.05	(0.18)	(0.35)	(0.59)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2024	2023	2024	2023
Income/(loss) for the period	5,503	(15,143)	(35,119)	(49,489)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	11	11	27	(5)
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans	—	—	—	—
Other comprehensive income/(loss)	11	11	27	(5)
Total comprehensive income/(loss) (net of tax)	5,514	(15,132)	(35,092)	(49,494)